TransAlta names new chief financial officer

CALGARY, Alberta (Dec. 8, 2005) – The Board of Directors of TransAlta Corporation (TSX: TA; NYSE: TAC) is pleased to announce the appointment of Brian Burden as executive vice-president and chief financial officer effective today, Dec. 8, 2005.

Mr. Burden joins TransAlta after having worked for more than 28 years in increasingly senior finance executive positions in both North America and the United Kingdom. Most recently, he was executive vice-president and chief financial officer of Molson, Inc.

“After a thorough and comprehensive search, we are pleased to announce the addition of Brian Burden to our TransAlta team,” said Steve Snyder, TransAlta president and chief executive officer. “Mr. Burden has extensive experience in senior finance roles including 15 years in the capacity of chief financial officer for major international companies. He has consistently demonstrated a strong understanding of operating costs and a disciplined approach to capital allocations. His global manufacturing experience will serve our company, shareholders and customers well.”

Mr. Burden will succeed Ian Bourne who has led TransAlta’s financial operations for nine years. Mr. Bourne will remain an officer of the company and a member of the senior management team for 2006.

 “Under Ian’s leadership, TransAlta has maintained a strong balance sheet and has consistently delivered excellent cash flow through some tough industry cycles. The company now has the financial flexibility to invest in new profitable capacity,” said Mr. Snyder. “We thank Ian for his work as chief financial officer and are pleased that he will remain part of the TransAlta team in 2006 working with me on key projects.”

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. We maintain a low-risk profile for investors by operating a highly contracted portfolio of assets in Canada, the U.S., Mexico and Australia. Our focus is to efficiently operate our coal-fired, gas-fired, hydro and renewable facilities in order to provide our customers with a reliable, low-cost source of power. For more than 90 years, we’ve been a responsible operator and a proud contributor to the communities where we work and live.

Note to editors: A complete biography of Mr. Burden is available on TransAlta’s website.

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Sneh Seetal

Daniel J. Pigeon

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